3-8802

1131 399

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 8 March, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

8 March, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sirs

GlaxoSmithKline plc

On behalf of GlaxoSmithKline plc (the "Company"), I enclose herewith one manually executed and seven conformed copies of the Company's Report on Form 6-K for 8 March, 2002.

Any questions regarding these documents should be directed to the undersigned at 020 8966 8000.

Kindly stamp the enclosed copy of this letter and return it to me in the enclosed envelope.

Yours faithfully

VICTORIA LLEWELLYN
Authorised Signatory for and
on behalf of GlaxoSmithKline plc

encs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 8 March, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc